UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MHI Hospitality Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

55302 L 10 2

(CUSIP Number)

Andrew M. Sims

c/o MHI Hospitality Corporation

410 W. Francis Street

Williamsburg, VA 23185

(757) 229-5648

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55302 L 10 2
1.	Name of Reporting Persons. Andrew M. Sims
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 557,105
	8.	Shared Voting Power
	9.	Sole Dispositive Power 557,105
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 557,105
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒*
13.	Percent of Class Represented by Amount in Row (11) 6.1%
14.	Type of Reporting Person (See Instructions) IN

*	Row 11 does not include the number of shares that may be issued to Mr. Sims upon redemption of 704,597 units in MHI Hospitality, L.P., the Issuer’s operating partnership. The operating partnership is obligated to redeem each unit at the request of the holder, thereof for the cash value of one share of common stock or, at the Issuer’s option, one share of common stock.

Item 1.	Security and Issuer

This statement relates to common stock, $0.01 par value per share (“Common Stock”), of MHI Hospitality Corporation, a Maryland Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 410 W. Francis Street, Williamsburg, VA 23185.

Item 2.	Identity and Background

(a)	The name of the person filing this statement is Andrew M. Sims.

(b)	Mr. Sims’s business address is 410 W. Francis Street, Williamsburg, VA 23185.

(c)	Mr. Sims is the President and Chief Executive Officer of MHI Hospitality Corporation, a hospitality real estate investment trust, with principal executive offices at 410 W. Francis Street, Williamsburg, VA 23185.

(d)	During the last five years, Mr. Sims has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Sims has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sims is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Sims used his personal funds in the amount of $725,000 to acquire 453,125 shares of the issuer’s Common Stock in the Issuer’s Rights Offering (as defined below).

Item 4.	Purpose of Transaction

Mr. Sims acquired the securities pursuant to an offering by the Issuer to holders of its common stock to purchase shares of common stock through a distribution of non-transferable subscription rights (the “Rights Offering”). The acquisition was made for the purpose of investment. Mr. Sims is the President and Chief Executive Officer of the Issuer. Mr. Sims may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Mr. Sims does not have plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Sims beneficially owns 557,105, or 6.1%, of the Issuer’s common stock, based on 9,096,284 shares outstanding. This amount does not include the number of shares that may be issued to Mr. Sims upon redemption of his 704,597 units in MHI Hospitality, L.P., the Issuer’s operating partnership. The operating partnership is obligated to redeem each unit at the request of the holder, thereof for the cash value of one share of common stock or, at the Issuer’s option, one share of common stock.

(b)	Mr. Sims has sole power to vote and dispose of 557,105 shares of the Issuer’s common stock.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2009	By:	/S/ ANDREW M. SIMS
	Name:	Andrew M. Sims